Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30

	2012	2011
A Net income as reported ($ millions)	1,013	1,572
B Weighted average number of shares outstanding	858,888,000	854,518,000
C Net additional shares issuable for diluted earnings per share calculation	16,925,000	22,094,000

IFRS
Basic earnings per share (A/B)	1.18	1.84
Diluted earnings per share (A/(B+C))	1.16	1.79